

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 8, 2016

Daron Evans
Chief Executive Officer
Nephros, Inc.
41 Grand Avenue
River Edge, NJ 07661

> **Re: Nephros, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 001-32288**

Dear Mr. Evans:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Christopher J. Melsha, Esq.
       Fredrikson & Byron, P.A.